

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2025

Harrison Gross
Chief Executive Officer
Innovative Eyewear, Inc.
11900 Biscayne Blvd., Suite 630
North Miami, Florida, 33181

     Re: Innovative Eyewear, Inc.
         Registration Statement on Form S-1
         Filed July 18, 2025
         File No. 333-288777

Dear Harrison Gross:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Jane Park at 202-551-7439 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Industrial Applications and
                        Services

cc: Justin Grossman, Esq.